1717 Main Street, Suite 3700 Dallas, Texas 75201 +1.214.659.4400 Phone +1.214.659.4401 Fax andrewskurth.com
Joseph A. Hoffman +1.214.659.4593 Phone jhoffman@andrewskurth.com

February 21, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Independent Bank Group, Inc.
Registration Statement on Form S-4
Filed January 20, 2017
File No. 333-215644

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Independent Bank Group, Inc., a Texas corporation (“Independent”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 16, 2017 (the “Staff Letter”) relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). Independent is concurrently filing Amendment No. 1 to its Registration Statement (“Amendment No. 1”) which, among other things, responds to the Staff’s comments set forth in the Staff Letter.

In this letter, we have reproduced the comments from the Staff Letter in italicized, bold type and followed each comment with Independent’s response. Except as otherwise specifically indicated, page references in our Responses correspond to the pages of Amendment No. 1.

General

1.	It appears that you have provided the financial statements of Carlile, including Carlile’s MD&A discussion of its financial condition and results of operations, as exhibits to Independent’s Item 9.01 Current Report on Form 8-K, filed with the Commission on January 20, 2017. Item 9.01 of Form 8-K requires a registrant to provide financial statements required by Rule 3-05 of Regulation S-X for any business acquisition required to be described in answer to Item 2.01 of Form 8-K. Item 2.01 of Form 8-K relates to a company’s acquisition or disposition of a significant amount of assets, otherwise than in the ordinary course of business. We note that the merger transaction does not fall within the ambit of Item 2.01, nor are the target’s financial statements required to be prepared in accordance with Rule 3-05 of Regulation S-X. In this regard, we also note that the Form 8-K filed on November 22, 2016 reported the merger transaction under Item 1.01 of Form 8-K. Please revise your registration statement to provide all disclosures in compliance with the requirements of Item 17(b) of Form S-4, and in particular the financial statements of Carlile pursuant to Item 17(b)(7) of the form. Otherwise, please tell us why you would not be required to do so.

Response:	Independent has included the consolidated financial statements of Carlile Bancshares, Inc. (“Carlile”) as of and for the three and nine months ended September 30, 2016 and 2015 and as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, and Carlile Management’s Discussion and Analysis of its Financial Condition and Results of Operation, in the joint proxy statement/prospectus that is a part of the Registration Statement. Please see Carlile Management’s Discussion and Analysis on pages 178 through 219 and such consolidated financial statements of Carlile, pages F-1 through F-76.

ANDREWS KURTH KENYON LLP

Austin Beijing Dallas Dubai Houston London New York Research Triangle Park Silicon Valley The Woodlands Washington, DC

Securities and Exchange Commission

February 21, 2017

Prospectus Cover Page

2.	Please revise the first paragraph to simplify disclosure relating to the exchange ratio by including the page 77 formula pursuant to which the exchange ratio will be calculated, acknowledging that the $434 million amount represents the agreed upon shareholders value, which is subject to a dollar-per-dollar downward adjustment if Carlyle’s adjusted tangible equity is less than $200 million.

Response:	The first paragraph of the Prospectus Cover Page for Carlile has been revised to simplify the disclosure relating to the exchange ratio by including the formula now appearing on page 76 of this joint proxy statement/prospectus that is part of the Registration Statement (and referencing page 76) as requested.

3.	Please revise to disclose that the merger is subject to a floor price, triggering Carlile’s termination right as described on page 123. Please also revise to disclose that, if Carlile exercises its right to terminate the merger, Independent may prevent termination by adjusting the exchange ratio.

Response:	The disclosure on the Prospectus Cover Page has been revised to disclose the floor price, Carlile’s termination rights and Independent’s ability to prevent termination by adjusting the exchange ratio.

Summary, page 16

4.	Please revise to include a chart in this section with Independent’s share price as of the most recent practicable date and at increments decreasing ratably to $47.40, with footnotes to address the effect of downward adjustments.

Response:	The disclosure, including Tables I through IV, that had been included in the Summary on pages 20 through 22 and in the section captioned “The Merger—Value of Merger Consideration to be Received” beginning on page 82 has been replaced with disclosure, including two new charts showing information regarding the merger consideration based on the following Average Stock Prices (as defined in the Registration Statement): $47.40, $50.00, $55.00, $60.00, 65.00 and $66.70 (Independent’s closing stock price on the most recent practical date).

Voting by Carlile’s Directors and Executive Officers, page 72

5.	We note your statement that 17,069,700 shares of Carlile voting common stock, equal to 62.2% of the shares of Carlile voting common stock outstanding at the date of the prospectus, were subject to voting and lockup agreements. You state elsewhere in the prospectus that 35,064,719 shares of Carlile common stock were outstanding at the date of the prospectus. Please revise to correct either the percentage of shares or number of shares, as appropriate, subject to voting and lockup agreements, or explain how you calculated this figure.

Response:	Independent has revised this disclosure on page 71 (and elsewhere in the joint proxy statement/prospectus that is part of Amendment No. 1) to indicate the specific number of shares of Carlile voting common stock outstanding and that the 35,064,719 shares of Carlile common stock are the aggregate number of shares of both the Carlile voting common stock and the Carlile non-voting common stock.

6.	Please file a form of the voting and lock up agreement as an exhibit to the registration statement.

Response:	The voting and lockup agreement has been filed as Exhibit 10.15 to the Registration Statement.

Securities and Exchange Commission

February 21, 2017

Relationships, page 96

7.	Please disclose the fee that Stephens will receive upon the successful closing of the merger. In addition, please disclose the compensation received by Stephens for services it performed on your behalf during the past two years. Please refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Response:	The fees that Stephens will receive upon the successful closing of the merger and the compensation received by Stephens for services that it performed on Independent’s behalf during the past two years is disclosed on page 95.

Financial Interests of Directors and Officers of Carlile in the Merger, page 124

8.	We note that Messrs. Clark, White and Curtis have entered into employment agreements with Independent and Independent Bank. To the extent that any of these individuals will serve as an executive officer of Independent post-merger, please revise your disclosure where appropriate to provide the information required by Items 401, 402, and 404 of Regulation S-K. Please refer to Item 18(a)(7) of Form S-4.

Response:	None of these individuals would qualify as executive officers (as defined in Rule 3b-7 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of Carlile were Carlile required to file reports with the Commission under Sections 13(a) or 15(d) of the Exchange Act, and none of them will be executive officers of Independent or Independent Bank.

9.	Please expand your disclosure to describe the material terms of the employment agreements for each of the three executives. Please file the employment agreement(s) as exhibit to the registration statement if these Carlile executives will serve as executive officers of Independent.

Response:	The disclosure regarding such employment agreements, which appears on pages 32 and 123-124 of the joint proxy statement/prospectus that is part of Amendment No. 1, has been expanded to describe the material terms of these employment agreements. Because these individuals will not serve as executive officers of Independent or Independent Bank and the employment agreements are not otherwise material contracts of Independent as contemplated by Item 601(b)(10) of Regulation S-K of the Commission, the employment agreements are not required to be filed as exhibits to this Registration Statement.

10.	Please file written consents for Messrs. Nichols, Gormley and Doody, who will serve as directors of the company following the merger, as required by Securities Act Rule 438.

Response:	The written consents of Messrs. Nichols, Gormley and Doody have been filed as Exhibit 99.5.

Please refer any questions to the undersigned at 214-659-4593. Thank you.

Respectfully submitted,

/s/ Joseph A. Hoffman

Joseph A. Hoffman

cc:	Mr. David R. Brooks
Mark Haynie, Esq.
Dudley W. Murrey, Esq. (of the firm)